Exhibit 99.1

ASUR Announces Resolutions Approved at the General Annual Ordinary Shareholders' Meeting held on April 23rd, 2020

MEXICO CITY, April 23, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the United States, and Colombia, today announced that shareholders approved the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on April 23rd, 2020:

General Annual Ordinary
Meeting Summary of Resolutions

  Approval of the report submitted by the Chief Executive Officer to the Board of Directors, accompanied by the independent auditor's report, with respect to the operations and results of the Company during the fiscal year ended December 31st, 2019, as well as the Board of Directors' opinion regarding the content of said report.

  Approval of the report submitted by the Board of Directors which contains the principal accounting and reporting policies and criteria followed in the preparation of the Company's financial information. Furthermore, note was taken of the report submitted by the Board of Directors with respect to the transactions entered into with Related Persons, Relevant Shareholders or contracts exceeding US$2,000,000.00.

  Due note was taken that the report of the activities and operations in which the Board of Directors intervened, pursuant to Article 28 IV (e) of the Securities Market Law, was not prepared because during the fiscal year ended on December 31, 2019, the Board of Directors did not intervene in any such activities or operations to be reported.

  Approval of the audited individual and consolidated financial statements of the Company for the year ended December 31st, 2019.

  Approval of the report submitted by the Audit Committee of the Company with respect to its activities during the fiscal year ended December 31st, 2019.

  Approval of the activities of the Board of Directors during the year ended December 31st, 2019.

  Approval of the report on fulfillment of the tax obligations of the Company for the fiscal year ended December 31st, 2018. Due note was taken that the report for the year ended December 31st, 2019 has not yet been issued and will be presented for approval at the first General Shareholders' Meeting to be held after the report is issued.

  Approval to set aside 5% of the accumulated net profits for the year ended December 31st, 2019 to increase the legal reserve of the Company, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles).

  Approval and delegation to the Board of Directors of the power to declare (i) an ordinary net cash dividend from accumulated retained earnings in the total amount of Ps. 8.21 (eight pesos and twenty-one cents, Mexican legal tender) per share, to be paid out on a date approved by the Board of Directors on or after May 11th, 2021 in a single installment to each of the outstanding, common, Series "B" and "BB" shares representing the paid-in capital stock of the Company, and that are issued, subscribed, fully paid and released on such date and (ii) if applicable, the taxes that the Company incurs with respect to the dividend payment.

  Payment of the dividend shall be made through the Variable Income (Renta Variable) department of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd floor, Colonia Cuauhtemoc, 06500, Mexico City, Mexico, subsequent to approval of said dividend by the Board of Directors. Payment of the dividend shall be made against delivery of coupon "13" (thirteen) of the outstanding stock certificates in accordance with the terms notified to shareholders.

  The dividend payment notice shall be published no later than April 24th, 2020 in a newspaper in general circulation.

  Approval to set aside all remaining accumulated net profits for the year ended December 31st, 2019 for the repurchase of shares by the Company during the fiscal year 2020, pursuant to Article 56 of the Securities Market Law.

  Approval of the activities of the Board of Directors, Chief Executive Officer, Secretary and Assistant Secretary during the year ended December 31st, 2019, and release from any liability they might have incurred in the execution of their duties.

  Ratification of Mr. Fernando Chico Pardo as Chairman of the Board of Directors.

  Approval of the resignation of Mr. Roberto Servitje Sendra from his position as independent member of the Board of Directors

  Approval of the appointment of Ms. Bárbara Garza Lagüera Gonda as an independent member of the Board of Directors.

  Ratification of all other members and alternate members of the Board of Directors.

  Ratification of non-member Secretary and Assistant Secretary of the Board of Directors.

  Ratification of Mr. Ricardo Guajardo Touché as Chairman of the Audit Committee.

  Ratification of Mr. Fernando Chico Pardo and Mr. José Antonio Pérez Anton as members of the Nominations and Compensation Committee.

  Approval of the resignation of Mr. Roberto Servitje Sendra from his position as member of the Nominations and Compensations Committee.

  Approval of appointment of Ms. Bárbara Garza Lagüera Gonda as a member of the Nominations and Compensations Committee.

  Approval of the proposal made by the Nomination and Compensation Committee to pay the following compensation to the members of the management bodies of the Company:
    Each member of the Board of Directors will receive Ps. 72,600.00 (seventy-two thousand six hundred pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

    Each member of the Audit Committee will receive Ps. 102,850.00 (one hundred and two thousand eight hundred and fifty pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

    Each member of the Operations Committee will receive, Ps. 72,600.00 (seventy-two thousand six hundred pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

    Each member of the Nominations and Compensations Committee will receive Ps. 72,600.00 (seventy-two thousand six hundred pesos 00/100 Mexican currency), plus travel expenses, if any, per meeting attended.

    Each member of the Acquisitions and Contracts Committee will receive Ps. 24,200.00 (twenty-four thousand two hundred pesos 00/100 Mexican Currency), plus travel expenses, if any, per meeting attended.

Special delegates of the Ordinary Annual General Shareholders' Meeting were appointed to appear before a notary public to legalize the minutes of the meeting and to undertake any other action necessary to formalize and give effect to the resolutions taken at this meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports on the American continent. The company operates nine airports in the southeast of Mexico, including Cancún Airport located in the biggest tourist destination in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. ASUR also holds a 60% stake in the capital stock of Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico. The airport in San Juan is the main point of entry to the island for international flights and continental flights from the U.S.; it was the first and is currently the only airport in the United States to have achieved a successful public-private partnership under a pilot program implemented by the FAA. Based in Mexico, ASUR is traded on the Mexican Bolsa (BMV) under ticker symbol ASUR, and on the NYSE under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

CONTACT: ASUR, Lic. Adolfo Castro, (52) 55 5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, (646) 330-5907, susan@inspirgroup.com